UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, Rue de Bitbourg,
L-1273 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”) excluding Exhibit 99.1, 99.2 and 99.3 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136, 333-273262, 333-275111 and 333-281684), the Company’s registration statement on Form F-3ASR (File No. 333-289006), and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1, 99.2 and 99.3 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Releases

On September 19, 2025, Alvotech issued a Press Release announcing that Alvotech’s commercialization partner in Japan, Fuji Pharma Co., Ltd. has received marketing authorization in Japan from the Japanese Ministry of Health, Labor and Welfare for three new biosimilars developed and manufactured by Alvotech. The biosimilars approved for sale in the Japanese market are AVT03, referencing Xgeva (denosumab), AVT05, referencing Simponi (golimumab) and AVT06, referencing Eylea (aflibercept). A copy of the Press Release is furnished herewith as exhibit 99.1.

On September 22, 2025, Alvotech issued a Press Release announcing that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human use (CHMP) has adopted a positive opinion recommending approval of a marketing authorization in the European Economic Area for AVT03, Alvotech’s biosimilar candidate referencing Prolia (denosumab) and Xgeva (denosumab). A final decision by the European Commission to grant the marketing authorization is now pending. A copy of the Press Release is furnished herewith as exhibit 99.2.

On September 22, 2025, Alvotech and its commercialization partner Advanz Pharma Holdco Limited issued a Alvotech issued a Press Release announcing that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human use (CHMP) has adopted a positive opinion recommending approval of a marketing authorization in the European Economic Area for AVT05, Alvotech’s biosimilar candidate referencing Simponi (golimumab). A final decision by the European Commission to grant the marketing authorization is now pending. A copy of the Press Release is furnished herewith as exhibit 99.3.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated September 19, 2025
99.2	Press Release dated September 22, 2025
99.3	Press Release dated September 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: September 22, 2025	/s/ Tanya Zharov
Tanya Zharov
General Counsel